ARTICLES OF AMENDMENT

OF

KBS FASHION GROUP LIMITED

Reg. No. 52900

REPUBLIC OF THE MARSHALL ISLANDS

REGISTRAR OF CORPORATIONS

DUPLICATE COPY

The original of this Document was filed in
accordance with Section 5 of the
Business Corporations Act on

NON RESIDENT

February 03, 2017

Deputy Registrar

ARTICLES OF AMENDMENT OF
AMENDED AND RESTATED ARTICLES OF INCORPORATION OF
KBS FASHION GROUP LIMITED
UNDER SECTION 90 OF THE BUSINESS CORPORATIONS ACT

The undersigned, Lixia Tu, Chief Financial Officer of KBS Fashion Group Limited, a corporation incorporated under the laws of the Republic of the Marshall Islands, for the purpose of amending the Articles of Incorporation of said Corporation hereby certify:

1. The name of the Corporation is: KBS FASHION GROUP LIMITED

2. The Articles of Incorporation were originally filed with the Registrar of Corporations as of the 26th day of January, 2012. The Articles of Incorporation were amended and restated as of the 30th day of October, 2012 and were further amended on the 31st day of October, 2014.

3. The following shall be inserted immediately following the first paragraph of Article VI – Capitalization of the Amended and Restated Articles of Incorporation, effecting a combination of the outstanding shares of Common Stock:

"Effective with the commencement of business on February 6, 2017, every fifteen (15) shares of Common Stock of the Corporation then issued and outstanding shall, automatically and without any action on the part of the respective holders thereof, be combined, converted and changed into one (1) share of Common Stock of the Corporation (the "Reverse Stock Split"); provided, however, that the number and par value of shares of Common Stock and the number and par value of shares of Preferred Stock authorized pursuant to this Article shall not be altered. No fractional shares shall be issued upon the Reverse Stock Split. If the Reverse Stock Split would result in the issuance of a fraction of a share of Common Stock, the Corporation shall, in lieu of issuing any such fractional share, round such fractional share up to the nearest whole share."

4. All of the other provisions of the Amended and Restated Articles of Incorporation shall remain unchanged.

5. This amendment to the Amended and Restated Articles of Incorporation was authorized by vote of the holders of a majority of all outstanding shares entitled to vote thereon at a meeting of shareholders of the Corporation held on February 3, 2017.

IN WITNESS WHEREOF, the undersigned has executed these Articles of Amendment on behalf of the Corporation on this 3rd day of February, 2017.

Lixia Tu
Chief Financial Officer